October 19, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney-Advisor
Jeff Kauten, Attorney-Advisor

Re:	Net Element, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 8, 2015 File No. 001-34887

Dear Mr. Crispino and Mr. Kauten:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated October 16, 2015, containing comments with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on EDGAR on October 8, 2015 (the “Proxy Statement”).

For convenience of reference, we have set forth the Staff’s comments in bold below, with the Company’s response following each comment.

Proposal 1 – Approval of an amendment to the Company’s amended and restated certificate of incorporation to effectuate the reverse stock split, page 5

1. We note your disclosure that the number of shares available for future issuance will increase as a result of the reverse stock split. In your response letter, please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please revise your disclosure to state that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

The Company does not presently have any plans, proposals or arrangements to issue any of such newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. In response to the Staff’s comment, the Company has added a sentence on page 7 of the Proxy Statement to this effect.

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2. To facilitate understanding, please disclose in tabular format the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, and the number of shares in those same categories after giving effect to the reverse stock split at representative intervals within the specified range. Please also include the percentage of the authorized shares of common stock available for issuance both before and after the reverse stock split.

In response to the Staff’s comment, the Company has added the following paragraph and table on page 11 of the Proxy Statement:

The table below sets forth, as of the Record Date and for illustrative purposes only, certain approximated effects of potential Reverse Stock Split ratios between 1-for-10 and 1-for-30 on our Common Stock, inclusive (without giving effect to the treatment of fractional shares). The percentages for each line item in the table represent the percentage of the total number of authorized shares of Common Stock both prior to and after giving effect to the Reverse Stock Split and the assumed ratios.

	Prior to Reverse Stock Split		After Reverse Stock Split Assuming Certain Ratios
		%	1-for-10%		1-for-20%		1-for-30%
Number of Shares Authorized	300,000,000	100%	300,000,000	100%	300,000,000	100%	300,000,000	100%
Number of Shares Issued and Outstanding	77,664,163	25.9%	7,766,417	2.6%	3,883,209	1.3%	2,588,806	0.9%
Number of Shares Reserved for Issuance	53,798,626	17.9%	17,101,479	5.7%	15,062,748	5.0%	14,383,172	4.8%
Number of Shares Authorized and Unissued	222,335,837	74.1%	292,233,583	97.4%	296,116,791	98.7%	297,411,194	99.1%

Proposal 2 – Approval of the Issuance of Common Stock to Certain Directors and Officers of the Company Pursuant to the Letter Agreement, Including Upon Exercise of Certain Options, page 12

3. Please substantially revise this proposal to include a plain language description of the material terms of your agreement with officers and directors of your company to issue restricted common stock and options to purchase restricted common stock. In revising your disclosure, to the extent possible, please eliminate legal jargon, multiple parenthetical phrases and embedded lists, which make the disclosure unnecessarily dense and difficult to understand. In addition, please clarify the consequences to the company with respect to the issuance of the restricted shares and options should you fail to obtain shareholder approval of this proposal. In this regard, please specifically clarify the relationship between a vote against this proposal and adjustments to the purchase price for the shares.

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In response to the Staff’s comment, the Company has revised the description of Proposal 2 to include a plain language description of the material terms of the Company’s agreement with its officers and directors to issue restricted common stock and options to purchase restricted common stock. In addition, the Company has clarified the disclosure as requested by the Staff in this comment.

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In connection with responding to the Staff’s comments, and as requested by the Staff, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.

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